Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2024 Fourth Quarter and Full Year
Financial Results

MIGDAL HAEMEK, ISRAEL – February 10, 2025 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the fourth quarter of 2024 and for the year ended December 31, 2024.

Fourth Quarter of 2024 Results Overview
Revenues for the fourth quarter of 2024 were $387 million as compared to $371 million for the third quarter of 2024 and $352 million for the fourth quarter of 2023, representing 5% quarter over quarter growth and 10% year over year growth. The Company met its expressed target of sequential quarter over quarter revenue growth within 2024, resulting in 18% growth fourth quarter over first quarter.

Gross profit for the fourth quarter of 2024 was $87 million, compared to $84 million for the fourth quarter of 2023. During the fourth quarter of 2024, the Company took on for the first time its portion of incremental costs of the greenfield Agrate facility.

Operating profit for the fourth quarter of 2024 was $46 million as compared to $45 million for the fourth quarter of 2023.

Net profit for the fourth quarter of 2024 was $55 million, reflecting $0.49 basic and diluted earnings per share. Net profit for the fourth quarter of 2023 was $54 million, or $0.49 basic and $0.48 diluted earnings per share.

Cash flow generated from operating activities in the fourth quarter of 2024 was $101 million and investments in property and equipment, net were $93 million.

Full year 2024 Results Overview
Revenues for the full year of 2024 were $1.44 billion, gross profit was $339 million, operating profit was $191 million. Net profit for the full year of 2024 was $208 million, or $1.87 basic and $1.85 diluted earnings per share. For the full year of 2023, revenues were $1.42 billion, gross profit was $354 million, operating profit was $547 million and included $314 million, net, from the Intel merger contract termination and $33 million of restructuring income, net, from the previously disclosed reorganization and restructure of our Japan operations during 2022. Net profit for the full year of 2023 was $518 million, or $4.70 basic and $4.66 diluted earnings per share and included $290 million, net, due to the merger contract termination payment by Intel and $11 million restructuring income, net.

Cash flow generated from operating activities for the year ended December 31, 2024, was $449 million. Investments in property and equipment, net for the year ended December 31, 2024, were $432 million and debt payments, net totaled $32 million.

6” Fab Consolidation Update
During the fourth quarter of 2024, the lower margin legacy of 150mm flows were discontinued in Fab1, with last Fab outs occurring in January 2025. The forward-looking strategic flows have been transferred into the Fab2 200mm factory. This strategic integration enables the Company to streamline its production processes, enhancing overall efficiency.

Business Outlook
Tower Semiconductor guides revenues for the first quarter of 2025 to be $358 million, with an upward or downward range of 5%. First quarter mid-range guidance reflects about 10% year-over-year growth.

Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated:
“With the close of 2024, we are pleased with our progress, in having brought to market highly differentiated end application advancing platforms, hence strengthening our position for sustainable growth. Our 2025 revenue target is year-over-year growth, with sequential quarter-over-quarter revenue growth, and an acceleration in the second half of the year. This momentum is fueled by increasing production shipments as our previously announced capacity investments progress through the final stages of customer qualifications.”

Ellwanger further added: “Our commitment to customer partnered innovation and streamlined execution continues to drive our ability to meet the growing and evolving needs of our customers in a quickly changing business environment, whilst expanding our available market size and share. We look forward to the year ahead with confidence and enthusiasm.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Monday, February 10, 2025, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter and full year of 2024 and its business outlook.

The call will be webcast and available through the Investor Relations section of Tower Semiconductor’s website at ir.towersemi.com. The pre-registration form required for dial-in participation is accessible here. Upon completing the registration, participants will receive the dial-in details, a unique PIN, and a confirmation email with all necessary information. To access the webcast, click here. The teleconference will be available for replay for 90 days.

Non-GAAP Financial Measures
The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the “SEC”) as they apply to our Company. These adjusted financial measures are calculated excluding the following: (i) amortization of acquired intangible assets as included in our costs and expenses, (ii) compensation expenses in respect of equity grants to directors, officers, and employees as included in our costs and expenses, (iii) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit in 2023 and (iv) restructuring income, net, which includes income, net of cost and taxes associated with the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, which occurred during 2022, as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures used and/or presented in this release, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Taxes, Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g., research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, as included in operating profit. EBITDA is reconciled in the tables below and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents, short-term deposits, and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $101 million, $125 million and $126 million for the three months periods ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively and in the amounts of $449 million and $677 million for the years ended December 31, 2024 and December 31, 2023, respectively (less cash used for investments in property and equipment, net (in the amounts of $93 million, $128 million and $136 million for the three months periods ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively and in the amounts of $432 million and $432 million for the years ended December 31, 2024 and December 31, 2023, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns one operating facility in Israel (200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy with STMicroelectronics as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

CONTACT:
Liat Avraham | Investor Relations | +972-4-6506154 | liatavra@towersemi.com

Forward-Looking Statements
This release, as well as other statements and reports filed, stated and published in relation to this quarter’s results, includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, projections and statements with respect to our future business, financial performance and activities. The use of words such as “projects”, “expects”, “may”, “targets”, “plans”, “intends”, “committed to”, “tracking”, or words of similar import, identifies a statement as “forward-looking.” Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements, which describe information known to us only as of the date of this release. Factors that could cause actual results to differ materially from those projected or implied by such forward-looking statements include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) reliance on acquisitions and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices in the future as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services resulting in high utilization and its effect on cycle time, yield and on schedule delivery, as well as customers potentially being placed on allocation, which may cause customers to transfer their business to other vendors, (vii) financial results that may fluctuate from quarter to quarter, making it difficult to forecast future performance, (viii) our debt and other liabilities that may impact our financial position and operations, (ix) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (x) fluctuations in cash flow, (xi) our ability to satisfy the covenants stipulated in our agreements with our debt holders, (xii) pending litigation, (xiii) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xiv) receipt of orders that are lower than the customer purchase commitments and/or failure to receive customer orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) the effects of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) financing capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, including funding Agrate fab’s significant 300mm capacity investments and acquisition or funding of equipment and other fixed assets associated with the capacity corridor transaction with Intel as announced in September 2023, in addition to other capacity and capability expansion plans, and the possible unavailability of such financing and/or the availability of such financing on unfavorable terms, (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchases beyond our needs), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) the use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxviii) the Fab 3 landlord’s alleged claims that the noise abatement efforts made thus far are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease, as well the ability to extend such lease or acquire the real estate and obtain the required local state and/or approvals required to be able to continue operations beyond the current lease term, (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel, the Japanese Yen and the Euro) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with the Agrate fab and the capacity corridor transaction with Intel as announced in September 2023, such as their qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover their significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxiii) potential liabilities, cost and other impacts that may be incurred or occur due to reorganization and consolidation of fabrication facilities, including the impact of cessation of operations of our facilities, including with regard to our 6 inch facility, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) the issuance of ordinary shares as a result of exercise and/or vesting of any of our employee equity, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as the issuance of additional employee stock options and/or restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the Company’s ordinary shares and in addition may impair our ability to raise future capital, and (xxxvii) climate change, business interruptions due to floods, fires, pandemics, earthquakes and other natural disasters, the security situation in Israel, global trade “war” and the current war in Israel, including the potential inability to continue uninterrupted operations of the Israeli fab, impact on global supply chain to and from the Israeli fab, power interruptions, chemicals or other leaks or damages as a result of the war, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions if hostilities in Israel or political instability in the region continue or exacerbate, and other events beyond our control. With respect to the current war in Israel, if instability in neighboring states occurs, Israel could be subject to additional political, economic, and military confines, and our Israeli facility’s operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this release or which may otherwise affect our business is included under the heading "Risk Factors" in the Company’s most recent filings on Forms 20-F and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#  #  #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	December 31,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$271,894	$260,664
Short-term deposits	946,351	790,823
Marketable securities	--	184,960
Trade accounts receivable	211,932	154,067
Inventories	268,295	282,688
Other current assets	61,817	35,956

Total current assets	1,760,289	1,709,158

PROPERTY AND EQUIPMENT, NET	1,286,622	1,155,929

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	10,196	12,115

OTHER LONG-TERM ASSETS	23,378	41,315

TOTAL ASSETS	$3,080,485	$2,918,517

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term debt	$48,376	$58,952
Trade accounts payable	130,624	139,128
Deferred revenue and customers' advances	21,655	18,418
Other current liabilities	84,409	60,340

Total current liabilities	285,064	276,838

LONG-TERM DEBT	132,437	172,611

LONG-TERM CUSTOMERS' ADVANCES	7,690	25,710

OTHER LONG-TERM LIABILITIES	15,114	16,319

TOTAL LIABILITIES	440,305	491,478

TOTAL SHAREHOLDERS' EQUITY	2,640,180	2,427,039

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,080,485	$2,918,517

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2024	2024	2023
REVENUES	$387,191	$370,512	$351,711
COST OF REVENUES	300,338	277,451	267,294

GROSS PROFIT	86,853	93,061	84,417

OPERATING COSTS AND EXPENSES:
Research and development	20,622	19,867	20,849
Marketing, general and administrative	19,812	17,432	18,401
	40,434	37,299	39,250

OPERATING PROFIT	46,419	55,762	45,167
FINANCING AND OTHER INCOME, NET	8,315	6,104	16,682
PROFIT BEFORE INCOME TAX	54,734	61,866	61,849
INCOME TAX EXPENSE, NET	(2,149)	(7,026)	(10,130)
NET PROFIT	52,585	54,840	51,719
Net loss (profit) attributable to non-controlling interest	2,553	(193)	2,128
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$55,138	$54,647	$53,847

BASIC EARNINGS PER SHARE	$0.49	$0.49	$0.49
Weighted average number of shares	111,493	111,237	110,796
DILUTED EARNINGS PER SHARE	$0.49	$0.49	$0.48
Weighted average number of shares	112,967	112,474	111,308

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$55,138	$54,647	$53,847
Stock based compensation	10,684	8,611	6,662
Amortization of acquired intangible assets	574	448	442
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$66,396	$63,706	$60,951

ADJUSTED EARNINGS PER SHARE:

Basic	$0.60	$0.57	$0.55
Diluted	$0.59	$0.57	$0.55

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2024	2023
REVENUES	$1,436,122	$1,422,680
COST OF REVENUES	1,096,680	1,069,161

GROSS PROFIT	339,442	353,519

OPERATING COSTS AND EXPENSES:
Research and development	79,434	79,808
Marketing, general and administrative	74,964	72,454
Restructuring income, net *	(6,270)	(32,506)
Merger-contract termination fee, net **	--	(313,501)
	148,128	(193,745)

OPERATING PROFIT	191,314	547,264

FINANCING AND OTHER INCOME, NET	26,113	37,578

PROFIT BEFORE INCOME TAX	217,427	584,842

INCOME TAX EXPENSE, NET	(10,205)	(65,312)

NET PROFIT	207,222	519,530

Net loss (profit) attributable to non-controlling interest	642	(1,036)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$207,864	$518,494

BASIC EARNINGS PER SHARE	$1.87	$4.70
Weighted average number of shares	111,153	110,289

DILUTED EARNINGS PER SHARE	$1.85	$4.66
Weighted average number of shares	112,343	111,216

* Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost.

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$207,864	$518,494
Stock based compensation	33,837	27,931
Amortization of acquired intangible assets	1,918	1,923
Restructuring income, net ***	(2,634)	(11,224)
Merger-contract termination fee, net ****	--	(289,988)
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$240,985	$247,136

ADJUSTED EARNINGS PER SHARE:
Basic	$2.17	$2.24
Diluted	$2.15	$2.22

*** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of tax.
**** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost and tax.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2024	2024	2023
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$270,979	$265,313	$314,816
Net cash provided by operating activities	100,816	124,743	126,098
Investments in property and equipment, net	(93,396)	(127,624)	(136,426)
Debt received (repaid), net	2,795	(16,402)	(8,950)
Effect of Japanese Yen exchange rate change over cash balance	(4,972)	5,537	2,101
Proceeds from (investment in) deposits, marketable securities and other assets, net	(4,328)	19,412	(36,975)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$271,894	$270,979	$260,664

	Year ended
	December 31,	December 31,
	2024	2023
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$260,664	$340,759
Net cash provided by operating activities	448,682	676,561 *
Investments in property and equipment, net	(431,653)	(432,184)
Debt repaid, net	(32,455)	(32,346)
Proceeds from investment in subsidiary	--	1,932
Effect of Japanese Yen exchange rate change over cash balance	(4,758)	(5,395)
Proceeds from (investment in) deposits, marketable securities and other assets, net	31,414	(288,663)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$271,894	$260,664

* Merger-contract termination fee received from Intel during 2023, net of associated cost, in the amount of $313,501 was included within the net cash provided by operating activities for the year ended December 31, 2023.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Year ended
	December 31,	December 31,
	2024	2023
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$207,222	$519,530

Adjustments to reconcile net profit for the period to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation and amortization *	266,279	258,021
Effect of exchange rate differences and fair value adjustment	133	(1,632)
Other expense (income), net	24,721	(7,047)

Changes in assets and liabilities:
Trade accounts receivable	(60,169)	(3,160)
Other current assets	(33,992)	(9,541)
Inventories	4,778	8,682
Trade accounts payable	35,784	(8,254)
Deferred revenue and customers' advances	(14,783)	(35,676)
Other current liabilities	22,021	(70,163)
Other long-term liabilities	(3,312)	25,801

Net cash provided by operating activities	448,682	676,561 **

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(431,653)	(432,184)
Proceeds from (investments in) deposits, marketable securities and other assets, net	31,414	(288,663)

Net cash used in investing activities	(400,239)	(720,847)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(32,455)	(32,346)
Proceeds from investment in subsidiary	--	1,932

Net cash used in financing activities	(32,455)	(30,414)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(4,758)	(5,395)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,230	(80,095)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	260,664	340,759
CASH AND CASH EQUIVALENTS - END OF PERIOD	$271,894	$260,664

* Includes amortization of acquired intangible assets and stock based compensation in the amounts of $35,755 and $29,854 for the years ended December 31, 2024, and December 31, 2023, respectively.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost, in the amount of $313,501 was included within the net cash provided by operating activities for the year ended December 31, 2023.